Mail Stop 4720

March 23, 2010

Frederick W. Driscoll
Vice President, Chief Financial Officer and Treasurer
Novavax, Inc.
9920 Belward Campus Drive
Rockville, Maryland 20850

> **Re:** **Novavax, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 16, 2010**
> **File No. 333-165496**

Dear Mr. Driscoll:

We have limited our review of the above referenced registration statement to only those issues identified herein. Where indicated, we think you should provide additional disclosure in response to these comment. If you disagree, we will consider your explanation as to why our comments are inapplicable or additional disclosure is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form S-3 filed March 16, 2010

Confidential Treatment Request

1. We note that you have a pending confidential treatment request. After any issues that arise during our examination of the request have been satisfied, we will consider a request for acceleration of the effective date of the registration statement.

Incorporation by Reference

1. We note that the list of documents to be incorporated by reference into each prospectus does not incorporate by reference the Form 8-K (Item 5.02) filed by the company on March 17, 2010. Please revise the list of documents to be incorporated by reference on pages 15 and A-30 of the Form S-3 to include this filing.

Sales Agreement Prospectus

Cover Page

2. We note the following statement on the cover page of the sales agreement prospectus: "In connection with the sale of common stock on our behalf, the sales agent may be deemed an 'underwriter' within the meaning of the Securities Act of 1933…" Please revise the quoted statement to definitively identify the sales agent as an underwriter by substituting the phrase "will be" for the phrase "may be," as we do consider the sales agent to be an underwriter within the meaning of the Act.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Frederick W. Driscoll
Vice President, Chief Financial Officer and Treasurer
Novavax, Inc.
March 23, 2010
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Crotty at (202) 551-3563 or myself at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Jennifer L. Miller
        Ballard Spahr LLP
        1735 Market Street
        51st Floor
        Philadelphia, Pennsylvania 19103